EXHIBIT 99.11

Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

Rio Tinto Equity Incentive Plan 2018 (EIP)

Performance Share Award

12 September 2018

Rio Tinto plc notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

The Performance Share Award (PSA) is a performance share award granted under the EIP which provides participants with the conditional right, subject to performance conditions being met, to receive shares. The number of shares comprised in the PSA is determined using the average share price for the year immediately preceding the commencement of the relevant performance period.  As advised in the Rio Tinto 2017 Annual report published on 1 March 2018, the value is £34.10 in the case of Rio Tinto plc. The awards granted in 2018 will be measured against the Total Shareholder Return performance conditions after five years (as at the end of 2022) and are due to vest in February 2023.

On 10 September 2018, the following PDMR/KMP was awarded the following share award in line with contractual agreements and as set out in the announcement made on 12 June 2018 announcing the appointment of Jakob Stausholm as Chief financial officer:

Security	Name of PDMR / KMP	No. of shares awarded
Rio Tinto plc shares	Stausholm, Jakob	29,886

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404